[Hogan & Hartson L.L.P. Letterhead]

January 6, 2005

EDGAR and Overnight Courier

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0305 Mail Stop 04-05
Attn:	Donald C. Hunt David Ritenour Heather Tress Kate Tillan
  Re:
  Medical Device Manufacturing, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed August 30, 2004 and amended on October 25, 2004 and December 7, 2004
  File No. 333-118675

Ladies and Gentlemen:

        On behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of MDMI, dated December 20, 2004, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004, as amended by Amendment No. 1 thereto filed by MDMI on October 25, 2004 and Amendment No. 2 thereto filed by MDMI on December 7, 2004 (as amended, the "Registration Statement"). Filed herewith is Amendment No. 3 ("Amendment No. 3") to the Registration Statement, which has been marked to show changes from Amendment No. 2.

        MDMI's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in Amendment No. 3. The responses provided herein are based on discussions with, and information furnished by, MDMI and its advisors. Once the Staff has reviewed MDMI's responses to the comments contained in the comment letter, MDMI would welcome the opportunity to discuss any additional questions the Staff may have to facilitate expedient resolution of any remaining issues.

General

        1.     Comment: Please file your December 2, 2004 letter to the staff on EDGAR as correspondence.

        Response:    MDMI complied with this comment on December 27, 2004.

The Transactions—Page 35

        2.     Comment: See prior comment 4. Please revise to quantify each of the transactions, including the merger, the repurchase of Class C redeemable preferred stock, the payment of dividends to Class A and separately Class C preferred shareholders, and the issuance and sale of the old notes. Also clarify the type of consideration paid, where applicable.

        Response:    MDMI has complied with this comment on pages 13 and P-1.

Contractual Obligations and Commitments—Page 60

        3.     Comment: See prior comments 9 and 11. Please reconcile the amounts presented in the tables to the amounts presented and disclosed in your financial statements and notes. Under paragraph 16(b) of SFAS 13, you should disclose aggregate future minimum rental payments under operating leases. Why does the amount of other long-term obligations in the December 31, 2003 table of $9,621,000 not agree to the amount of other long-term liabilities as of December 31, 2003 shown on page F-3 of $13,314,000? You should reflect all other long-term liabilities as reflected on your balance sheet under GAAP. See Item 303(a)(5) of Regulation S-K. Also tell us why the table reflects the obligation as current (i.e., due in less than one year) while the balance sheet reflects the amount as long-term.

        Response:    MDMI has complied with this comment by revising note 16 on page F-36 to reflect the aggregate amount of minimum rental commitments under operating lease obligations due after 5 years and the aggregate obligations for all future periods presented. As a result of the revisions to note 16, the operating lease obligations as of December 31, 2003 reflected in the table on page 60 now matches the amount reflected in note 16.

        Total other long-term liabilities on the consolidated balance sheet of MDMI as of December 31, 2003 were as follows:

Environmental liabilities	$4,036
Deferred income taxes	1,917
Employee compensation and benefits	2,971
Accrued interest expense	4,390

Total other long-term liabilities	$13,314

        MDMI has revised the December 31 table of contractual commitments on page 60 to include deferred income taxes, accrued employee compensation and benefits and accrued interest expense in other long-term obligations. MDMI has removed the $9,621,000 obligation for the Venusa earn-out from the table of contractual commitments since that obligation is not long-term. The Venusa earn-out obligation is now disclosed on page 59 under the caption Liquidity and Capital Resources.

        MDMI has not included accrued environmental liabilities since the accrual is not a contractual obligation. The employee compensation and benefits includes deferred incentive compensation, severance and pension accruals. MDMI has discussed the potential impact on MDMI from the settlement of environmental liabilities on page 59 under the caption Liquidity and Capital Resources. As revised, the tables reflect all long-term obligations required to be disclosed pursuant to Regulation S-K Item 303(a)(5).

        4.     Comment: See prior comment 9. Due to the fact that your December 31, 2003 table excludes purchase obligations that you are not able to calculate and since your contractual obligations and commitments have changed materially due to the Transactions, please revise the table as of September 30, 2004 to present all of the specified categories of Item 303(a)(5) of Regulation S-K, including the amount of your other long-term liabilities as reflected on your balance sheet under GAAP in the table.

        Response:    Total other long-term liabilities on the consolidated balance sheet of MDMI as of September 30, 2004 were as follows (in thousands):

Environmental liabilities	$8,748
Deferred income taxes	4,245
Employee compensation and benefits	5,496
Restructuring accrual—future lease payments	11,148

Total other long-term liabilities	$29,637

        MDMI has revised the September 30 table of contractual commitments on page 61 to include deferred income taxes and accrued employee compensation and benefits in other long-term obligations.

        MDMI has not included in the table accrued environmental liabilities since the accrual is not a contractual obligation. The employee compensation and benefits includes deferred incentive compensation, severance, phantom stock obligations and pension accruals. Additionally, the $11,148,000 of future lease payments that has been accrued as a restructuring cost is included in the $23,066,000 operating lease obligations disclosed in the contractual commitments table on page 61.

Security Ownership of Certain Beneficial Owners and Management—Page 60

        5.     Comment: We note your response to comment 14. Please revise your disclosures in footnote (4) to the beneficial ownership table to clarify the relationship between DLJ Merchant Banking Partners III, L.P., DLJ Merchant Banking III, L.P., DLJ Merchant Banking III, Inc., Credit Suisse First Boston LLC, and the "related funds" identified in that footnote, rather than just stating that DLJ Merchant Banking Partners III, L.P. and the related funds "form a part of Credit Suisse First Boston's Alternative Capital Division." Please also disclose, if true, that all investments for DLJ Merchant Banking Partners III, L.P. and the related funds are made by an investment committee. In addition, please disclose the general nature, composition and structure of that investment committee, including the method used to determine membership of the committee.

        Response:    MDMI has complied with this comment on pages 6 and 90.

Medical Device Manufacturing, Inc.—Financial Statements—Page F-2

Consolidated Statements of Cash Flow—Page F-6

        6.     Comment: It appears that you reflect the sale of the pushed down redeemable and convertible preferred stock of parent company in 2003 as a capital infusion from parent. This representation is not consistent with treating these shares as being pushed down in your financial statements. Please revise or advise.

        Response:    The sale of the Series C 8% Redeemable Preferred Stock of Parent Company has been pushed down from Accellent to MDMI. The cash flows from financing activities on the consolidated statement of cash flows on page F-6, and the supplemental guarantor statements of cash flows on pages F-42 and F-63 have been revised to reflect separately the push down of redeemable and convertible preferred stock of the parent company from the amount of capital contributed to permanent equity.

Note 1. Summary of Significant Accounting Policies—Page F-7

        7.     Comment: See prior comment 16. We note that you have elected, between two different balance sheet classification methods, to make no accounting entries based upon the initial measurement of compensation, instead of reporting the entire amount of measured compensation as deferred compensation. As such, please revise to highlight your accounting method selection in your accounting policies footnote.

        Response:    MDMI has complied with this comment on page F-12.

        8.     Comment: We note your response to our prior comment 19 and require additional information. Your response from the February 14, 2001 letter to comment 81 also contains similar information that only one subsidiary has had customer relationships for 20 years or more. Please supplementally provide a detailed explanation of your analysis of the estimate of useful lives of your customer base as requested in our prior comment. It does not appear as though all customers have a relationship lasting 20 years or more and as such, the proper matching of revenues and expenses is not achieved. With only one subsidiary having such lengthy relationships, please explain why this was chosen for all customer bases acquired. Please also note that you should use the average expected life and not the maximum life of a single or a few customers.

        Response:    The customer base intangible was identified in connection with three separate acquisitions during fiscal 2000. The total amount allocated to this intangible from all three acquisitions was $22.1 million. Of this total amount, $14.6 million relates to the June 1, 2000 acquisition of UTI Corporation, a Pennsylvania Corporation ("UTI-PA"). UTI-PA has been in operation since the 1940s and was incorporated in 1969. Due to changes in the company's business systems over the years, MDMI cannot provide an exact documented date of when specific customer relationships began. However, MDMI has re-confirmed that with respect to UTI-PA's five largest customers in fiscal 2000, most relationships have been in existence for longer than 20 years. UTI-PA's customer relationships with each of GE and Metem are greater than 35 years old. The customer relationships with each of Smith & Nephew and Abbott are greater than 20 years old. The customer relationship with Johnson & Johnson is greater than 15 years old. Based on this information and consultation with valuation experts, which recommended a customer attrition rate of 5% per year and a useful life of 20 years, management determined that a life of 20 years was appropriate for this intangible.

        The next largest portion of the customer base intangible, $4.2 million, was identified and recorded in connection with MDMI's acquisition of Noble-Met on January 11, 2000. Noble-Met had, and continues to have, a very strong position with customers due to their reputation for customer service. Noble-Met began operations in 1989 and has experienced minimal customer attrition throughout its existence. Its major customers were large well established multinational medical device manufacturers such as Boston Scientific and Johnson & Johnson. Based on the stability of its customer base and consultation with valuation experts, management determined that a 20-year life was appropriate for this intangible.

        The remaining portion of the customer base intangible was $3.3 million recorded in connection with MDMI's acquisition of American Technical Molding, Inc. ("ATM") on December 22, 2000. ATM was incorporated in 1988, and at the time of its acquisition had 22 customers who accounted for approximately 90% of 1999 revenues. Based on consultation with valuation experts management determined that a 20-year life was reasonable notwithstanding ATM's subsequent unforeseen loss in 2002 of two major customers. Please see the response to comment 11 for a further discussion of the assumptions used to value the ATM customer base intangible. Please see the response to comment 12 for a further discussion of the cause for the ATM customer base intangible impairment in fiscal 2002.

        9.     Comment: See prior comment 20. For actual returns processed in 2001, 2002, 2003 and 2004, please tell us the total amount processed and then segregate the returns by the year to which the return relates. Provide an analysis using this data of your reserve requirements vs. your actual reserve balance as of December 31, 2001, 2002, and 2003, and September 30, 2004. Tell us why this information is not included in Schedule II.

        Response:    By way of additional background, actual sales returns processed by MDMI are recorded at the gross sales value, with a corresponding credit to cost of sales for the value of the inventory returned. At the end of a period MDMI estimates the required sales return reserve. MDMI records sales return reserves based on the net value of the sale less the value of the inventory to be returned with a corresponding debit to sales.

        Actual sales returns processed by MDMI for fiscal years 2001, 2002, 2003 and the first nine months of fiscal 2004 were $2,846,010, $2,860,184, $3,543,526 and $4,983,970, respectively. Sales returns processed as a percentage of gross revenue for fiscal years 2001, 2002, 2003 and the first nine months of fiscal 2004 were 2.1%, 2.1%, 2.0% and 2.3%, respectively.

        MDMI has evaluated actual returns processed in the subsequent fiscal year to identify the actual amount of returns processed that relate to the revenue reported in the prior periods. The amount of returns at sales value that relate to the prior periods, the respective inventory value, and net reserve value are as follows:

          a.     Actual returns processed subsequent to September 30, 2004 relating to revenue recorded in the first nine months of fiscal 2004, $724,633 sales value, $514,235 inventory value, resulting in a net reserve requirement of $210,398;

          b.     Actual returns processed in fiscal 2004 relating to fiscal 2003 revenue, $1,091,065 sales value, $741,619 inventory value, resulting in a net reserve requirement of $349,446;

          c.     Estimated returns processed in fiscal 2003 relating to fiscal 2002 revenue, $259,697 sales value, $180,406 inventory value, resulting in a net reserve requirement of $79,291;

          d.     Estimated returns processed in fiscal 2002 relating to fiscal 2001 revenue, $148,176 sales value, $105,524 inventory value, resulting in a net reserve requirement of $42,652.

        Beginning in the second quarter of fiscal 2003, MDMI implemented a process to track returns monthly, matching each return to the month of actual sale. MDMI has used this actual return data to determine the amount of net return reserves to record, and to respond to this comment. For the years ended December 31, 2001 and 2002, MDMI estimated the portion of returns processed in fiscal 2003 and 2002 which relate to the prior years based on an examination of credit memos and analytical procedures.

        As noted above, MDMI records sales return reserves based on the net value of the sale less the value of the inventory to be returned. Inventory returned to MDMI generally requires minimal rework or re-packaging to conform to customer requirements. MDMI does not scrap inventory until the item is evaluated and determined to be nonconforming to customer specifications and ineligible for rework. Based on sales return history available at each respective balance sheet date and the MDMI return reserve accounting policy, reserves of $161,497 and $303,620 were provided at September 30, 2004 and December 31, 2003, respectively. MDMI believes that the variance in the net reserve provided and the net reserve required based on a review of subsequent sales returns is immaterial to the net revenue and net loss reported. MDMI did not provide a return reserve at December 31, 2001 or 2002 since the amount of the net reserve requirement was immaterial to net revenues, cost of sales and net loss reported.

        MDMI understands the staff's position that sales return reserves should be reported gross versus net. Reporting sales returns gross versus net for fiscal years 2001, 2002, 2003 and the first nine months of fiscal 2004 would impact net revenue and cost of sales by less than 0.5% in each period. MDMI believes this variance to be immaterial. However, MDMI will begin reporting sales returns on a gross basis beginning in the fourth quarter of fiscal year 2004.

        MDMI has provided information on its sales reserve in Schedule II for the year a reserve was provided.

Note 5. Goodwill and Other Intangible Assets—Page F-17

        10.   Comment: See prior comment 8. It appears that APB 16 was applicable to the acquisition of American Technical Molding, Inc. which occurred on December 7, 2000. Under APB 16, goodwill represents the excess of the cost of the acquired company over the sum of amounts assigned to identifiable assets acquired less liabilities assumed. Therefore, we question why you believe it was appropriate to record goodwill from this acquisition based upon "a discounted cash flow analysis which utilized annual sales growth of 10% to 15%." Please revise or advise.

        Response:    MDMI applied the guidance of APB 16 to the acquisition of ATM. MDMI acquired ATM on December 22, 2000 for approximately $27.6 million, plus an additional payment of $3.0 million for contingent consideration earned based on agreed upon earnings targets for fiscal year 2001. The total purchase price of $30.6 million was allocated as follows (in thousands):

Cash	$126
Inventories	998
Accounts receivable	1,261
Prepaid expenses and other current assets	142
Property and equipment	2,591
Intangible assets:
Customer base	3,300
Developed technology and know-how	7,600
Assembled workforce	200
Goodwill	20,379
Current liabilities	(792)
Deferred income taxes	(5,254)

$30,551

        MDMI has revised note 5 on page F-17 to indicate that the guidance of APB 16 was followed, and to clarify that the discounted cash flow analysis was used to determine the values of certain intangible assets acquired.

        11.   Comment: See prior comment 8. Please tell us and disclose the total amount of the purchase price and the total amount of the purchase price allocated to goodwill, developed technology and know-how, and customer base. Discuss the additional amount allocated to goodwill in 2001 related the earn-out payment. It should be clear from your disclosure whether or not you wrote off all of the goodwill and intangible related to this acquisition. Tell us how you determined the amount to allocate to the customer base. Also explain how any assumptions used in the initial measurement that changed in measuring the amount of the impairment.

        Response:    MDMI has complied with this comment by revising the disclosure in note 8 on page F-26. For a detailed discussion of the requested purchase price allocation, please see MDMI's response to comment 10.

        MDMI allocated $3.3 million of the purchase price to the customer base intangible. The value assigned to the customer base intangible was based on a discounted cash flow analysis which included a discount rate of 15%, a 6.7% annual customer attrition rate, and a 15 year cash flow period. Consultation with independent valuation consultants indicated a life of 15 to 20 years would be appropriate for this intangible. MDMI used a life of 20 years.

        The change in the assumptions which resulted in an impairment of the customer base intangible are discussed in MDMI's response to comment 12.

        12.   Comment: See prior comment 8. You should test goodwill for impairment at the reporting unit level. You should use the two-step impairment test discussed in paragraphs 19 - 22 of SFAS 142 to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Impairment should be based upon the excess of the carrying amount of goodwill over its implied fair value. Your disclosure related to the impairment loss recognized in fiscal 2002 discusses goodwill at the acquisition level. In addition, the disclosure indicates the goodwill impairment was measured based upon a cash flow forecast to determine the value of goodwill. Please tell us how your accounting, measurement, and disclosure comply with SFAS 142. Provide us with the allocation of your goodwill by reporting unit as of January 1, 2002 and when the impairment was measured. Tell us the components of each reporting unit. Explain to us in detail, including methods and all significant assumptions, your initial measurement of whether or not goodwill was impaired as of that date upon adoption of SFAS 142, and then later in fiscal

2002 when you determined that you had an impairment of goodwill. Highlight the factors that changed between these two dates. In addition, your response and disclosure should clearly explain why a decline in sales of $3.8 million in fiscal 2002 (2.8% of your fiscal 2001 revenues) could result in an impairment of $17.5 million in goodwill, $2.2 million in technology and know-how, and $2.0 million in customer base and a cash flow forecast reflecting a reduction in forecasted revenues of 33.7%. We would expect that such a significant reduction in revenues would need to be discussed and quantified to the extent practicable in MD&A.

        Response:    Upon adoption of SFAS 142 on January 1, 2002, MDMI allocated its goodwill among three reporting units: Metal Deformation, Machining and Forming. Operating subsidiaries were assigned to each reporting unit, resulting in seven operations assigned to the Metal Deformation unit, four operations assigned to the Machining unit and one entity assigned to the Forming unit. The one entity assigned to the Forming unit was ATM. Total goodwill assigned to each of the reporting units as of January 1, 2002 was as follows (in thousands):

Metal Deformation	$36,428
Machining	29,121
Forming	19,496

Total goodwill upon adoption of SFAS No. 142	$85,045

        MDMI tested for potential impairment upon the adoption of SFAS No. 142, and on the annual impairment test date of October 31. The two-part impairment test includes: first, a comparison of the fair value of the reporting unit to its carrying value; and second, if the carrying amount of the reporting unit, including goodwill, exceeds its fair value, additional impairment tests are performed to quantify the impairment, if any. The amount of the impairment is based upon the implied fair value of goodwill. To determine the implied fair value of goodwill, MDMI allocates the fair value of the reporting unit to all of its assets and liabilities. This allocation utilizes cash flow estimates and discount rates that reflect the risks associated with achieving future cash flows in order to determine the fair values of each asset and liability. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities equals the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded.

        For fiscal year 2001, the Forming unit achieved net revenues of $14.1 million and EBITDA of $3.4 million. Net revenues in 2001 grew 11.7% over net revenue achieved in fiscal 2000, and EBITDA grew 27.4% over fiscal 2000 EBITDA. MDMI expected continued growth from the Forming unit as of January 1, 2002. Budgeted net revenue for the Forming unit for fiscal year 2002 was $15.5 million.    Assumptions used to value the Forming unit as of January 1, 2002 included annual sales growth of 10% and a discount rate of 14.5%, resulting in a fair value for the Forming unit of $35.9 million compared to a carrying value of $28.2 million. Based on this analysis, no impairment to the Forming unit goodwill existed as of January 1, 2002.

        Net sales for the Forming unit for the third quarter of fiscal year 2002 decreased to $2.4 million, a 54.2% decrease from the third quarter of fiscal year 2001. EBITDA for the Forming unit for the third quarter of fiscal year 2002 decreased to $0.3 million, a 79.1% decrease from the third quarter of fiscal year 2001. The decrease in both net sales and EBITDA for the Forming unit was caused by the loss of two significant customers. The goodwill impairment test prepared by MDMI as of October 31, 2002 took into consideration this recent reduction in net sales and EBITDA. The fair value of the Forming unit was determined to be $8.9 million, based on a valuation utilizing both a market approach and an income approach. The market approach assumptions included an EBITDA multiple of 6.2x and a sales multiple of 0.89x based on a peer group. The income approach utilized a discount rate of 14.5%, an annual sales decline of 19.5% for fiscal 2003 and annual sales growth of approximately 14.5% for fiscal

2004 through 2007. MDMI allocated the $8.9 million fair value of the Forming unit to all of the assets and liabilities of the unit as follows (in thousands):

Cash	$134
Inventories	471
Accounts receivable	1,312
Prepaid expenses and other current assets	192
Property and equipment	2,368
Intangible assets:
Customer base	983
Developed technology and know-how	4,359
Goodwill	1,973
Current liabilities	(592)
Deferred income taxes	(2,300)

Total allocation	$8,900

        The excess of the fair value of the Forming unit over the amounts allocated to the assets and liabilities of the unit resulted in an implied fair value of goodwill of $1,973,000. The comparison of the fair value of goodwill and each intangible for the Forming unit as of the impairment testing date of October 31, 2002 is as follows (in thousands):

	Carrying Value	Fair Value	Impairment
Goodwill	$19,496	$1,973	$17,523
Developed technology and know-how	6,577	4,359	2,218
Customer base	2,967	983	1,984

	$29,040	$7,315	$21,725

        The loss of the two customers in the Forming unit of MDMI had a significant impact on projected EBITDA from that reporting unit, resulting in a significant reduction in the fair value of the reporting unit and impairment charges totaling $21.8 million. The value of this reporting unit dropped from $35.9 million as of January 1, 2002 to $8.9 million as of October 31, 2002. This decrease of 75.2% is consistent with the decline in third quarter fiscal 2002 year over year EBITDA of 79.1%.

        The actual impact on consolidated net revenues from the loss of these two Forming unit customers was $3.8 million, or 2.8% of MDMI consolidated fiscal year 2001 net revenues. Revenue growth from the Metal Deformation and Machining units more than offset this revenue reduction. MDMI has disclosed the $3.8 million reduction in net revenues in MD&A on page 56.

        MDMI has revised the disclosures in note 5 on page F-17 to clarify the methods used to determine the impairment to goodwill, and provide more details on the assumptions used to determine the fair value of the Forming unit.

Note 8. Stock Grants and Options and Stock Based Plans—Page F-23

        13.   Comment: See prior comment 24. Please revise to disclose, similar to your response that (a) dividends do not require declaration by the Board of Directors and (b) you accrue compensation expense at the end of each period. Also disclose the dividend for the phantom stock.

        Response:    MDMI has complied with this comment in note 8 on page F-26.

        14.   Comment: See prior comment 24. Explain why you will record the issuance of phantom shares for Venusa as an additional cost to acquire the company and subsequent changes in the phantom stock as compensation expense.

        Response:    Contingent payments made in a business combination based on earnings of the acquired entity are addressed in paragraph 28 of SFAS No. 141. This guidance states that "the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity." In addition, EITF No. 97-8 requires that contingent consideration based on earnings issued in the form of an embedded security or separate security be included as part of the cost of the business acquired, and states that "subsequent changes in the value of the instrument would not affect the cost of the business acquired."

        MDMI was obligated to issue 3.5% of the contingent consideration earned in the form of Accellent phantom stock. The phantom shares were fully vested when issued to employees of Venusa (i.e., no future service was required). Based on these facts and the guidance from SFAS No. 141 and EITF No. 97-8, MDMI has recorded the fair value of the phantom shares on the date earned as a cost to acquire Venusa. MDMI has updated the disclosure in note 8 on page F-26 to state that the Venusa phantom shares are immediately and fully vested when issued.

        In accordance with paragraph 20 of EITF No. 00-23, "the subsequent settlement of the employee awards should not cause the amount of the purchase price for the combination to be remeasured." In accordance with paragraph 32 of APB No. 25, phantom stock plans are considered variable plans requiring adjustment to compensation expense at each period end through the payout date. Based this guidance, MDMI will adjust, if necessary, the redemption liability for the phantom shares, which will include cumulative dividends earned, with a corresponding charge/(credit) to compensation expense until the phantom shares are redeemed.

Note 10. Capital Stock—Page F-27

        15.   Comment: See prior comment 17. You continue to state that Accellent's capital stock is included in your consolidated balance sheets (i.e., that you pushed it down). Your response stated that you had revised the financial statements to only reflect the capital transactions with the parent as a capital contribution. Please revise or respond in detail to the questions raised in prior comment 17 to support the push down of the parent's equity. In this regard, tell us and disclose why a discussion of the significant rights and terms of the parent's equity is relevant in the financial statements of MDMI.

        Response:    As discussed with the Staff during a telephone conversation on December 22, 2004, MDMI has not pushed down the permanent equity of Accellent to MDMI. The proceeds from the sale of permanent equity by Accellent were provided to MDMI to fund acquisitions. These advances were treated as contributions to capital of MDMI and recorded as additional paid-in capital since MDMI is under no obligation to repay these amounts to Accellent. MDMI has revised the language in note 10 on page F-28 to indicate that the proceeds of the sale of permanent equity by Accellent were contributed to MDMI as additional paid-in capital, since MDMI is under no obligation to repay these amounts to MDMI.

        MDMI has also included a discussion of Accellent's permanent equity in note 10 to enhance the disclosure regarding the source of capital received by MDMI from Accellent. MDMI has eliminated portions of the discussion of Accellent's permanent equity from note 10 that do not relate to amounts contributed by Accellent, such as the discussion of the Accellent Shareholders' Agreement.

        16.   Comment: See prior comment 25. We note that you now reflect the beneficial conversion feature in the financial statements. Based upon your prior response, we thought that the beneficial conversion feature was attributable to the redeemable preferred stock reflected in your financial statements and not the preferred stock of your parent that was not pushed down. Since the beneficial conversion features related to shares not reflected in your financial statements, we question why it is appropriate to reflect it in your financial statements. Please revise or advise.

        Response:    As discussed with the Staff during a telephone conversation on December 22, 2004, MDMI has complied with this comment and removed the beneficial conversion of convertible preferred stock from the fiscal 2001 consolidated statement of operations.

Note 15. Business Segments—Page F-34

        17.   Comment: We note that you aggregate your three identifiable operating segments into one reportable segment because you believe the identified segments meet the aggregation criteria of paragraph 17 of SFAS 131. We also note that you began to evaluate your business using these three identifiable segments after June of 2004. Previously you only reviewed consolidated information. As noted in our prior comment, when looking at similar long-term performance, you should evaluate both past historical and future estimates using a reasonable period of time for each. It appears, based upon your response, that the Orthopaedics segment does not currently and has not historically had similar economic characteristics. In addition, while you expect improved gross margins, when do you actually expect this segment to have similar sales and sales trends, gross profit and gross profit margins, and EBITDA and EBITDA margins? What is your internal forecast for this segment? Your evaluation should be based upon company specific data and not upon another company's economic information. Please explain in further detail why you believe that aggregation of this segment is appropriate under paragraph 17 of SFAS 131.

        Response:    MDMI expects net revenues for the Orthopaedics segment, on a pro forma basis assuming the MedSource acquisition occurred as of the beginning of fiscal year 2003, to grow approximately 38% in fiscal 2004 as compared to 2003. Based on budgeted expectations for fiscal 2005, Orthopaedics net revenues in 2005 are expected to grow 19% over pro forma fiscal 2004 net revenues.

        The Orthopaedics segment currently has under-utilized capacity which leads to less absorption of fixed costs and lower gross margins and EBITDA margins as compared to other MDMI segments. As MDMI fills the Orthopaedics operations with a more appropriate level of production, gross margins and EBITDA margins should improve. In addition, certain expensive outsourced production processes are planned to move in-house, and certain forging process start-up costs incurred in fiscal 2004 will diminish, further improving Orthopaedics gross margins and EBITDA margins.

        Budgeted Orthopaedic segment gross margins for the fourth quarter of fiscal 2005 are expected to be approximately 25.7%, and EBITDA margins are expected to be approximately 19.7%. Average historical gross margins and EBITDA margins for the Endoscopy and Cardiology segments have been 29.5% and 20.6%, respectively. Accordingly, EBITDA margins will be within the range of historical EBITDA margins of the Endoscopy and Cardiology segments by the end of fiscal 2005. In addition, based on budgeted fiscal 2005 expectations and actions taken to improve gross margins in the Orthopaedics segment, MDMI believes that the Orthopaedics segment will generate gross margins comparable to those achieved by the Endoscopy and Cardiology segment by the end of fiscal year 2006.

        Paragraph 17 of SFAS No. 131 provides that two or more segments may be aggregated as one reportable segment if they exhibit similar economic characteristics, such as similar long-term average gross margins, and if the segments are similar in each of the following areas:

          a.     The nature of the products and services;

          b.     The nature of the production processes;

          c.     The type or class of customer for their products and services;

          d.     The methods used to distribute their products or provide their services; and

          e.     If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

        Based on budgeted and forecasted financial performance of the Orthopaedics segment, MDMI believes the economic characteristics of this segment are similar to the Endoscopy and Cardiology segments. In addition, all three segments of MDMI are similar in the following areas:

          a.     Each segment sells primarily medical device components to multinational medical device manufacturers;

          b.     Each segment has similar manufacturing capabilities such as metal forming and machining, polymer fabrication and assembly;

          c.     Most MDMI customers, which consist primarily of multinational medical device manufacturers, are serviced by multiple MDMI operating segments;

          d.     All MDMI products are sold through a direct sales force; and

          e.     All MDMI segments are subject to similar regulatory requirements, including requirements of the FDA and EPA.

        Based on the facts above, MDMI believes that all three operating segments satisfy the aggregation criteria of paragraph 17 of SFAS No. 131.

Note 16. Commitments and Contingencies—Page F-36

        18.   Comment: See prior comment 27. On page F-36, you disclose that dividends are cumulative and due upon conversion into common stock. You also disclose that to the extent all dividends had been declared a liability of $18.8 million and $12.8 million would have been recorded as of December 31, 2003 and 2002. On page F-28, where you discuss the dividend terms, you state that preferred shareholders are only entitled to dividends when, as, and if declared by the board of directors. The disclosure on page F-36 appears to state that the dividends become payable at the rate of 5% of liquidation valuation from date of issuance upon conversion. The disclosure on page F-28, appears to state that no dividends would be payable since none have been declared. Please reconcile. We also note on page F-29 that any declared and unpaid dividends are payable upon conversion. Is there any requirement for the board of directors to declare dividends? Please provide us with a representative sample of the terms of your dividends for the preferred stock. Why do you refer to paying accrued dividends in Note 17? When were the dividends declared and where are they reflected in your financial statements? What are MDMI's obligations with respect to remitting capital back to the parent for the payment of dividends? Is this obligation the basis for the push down of these shares in your financial statements?

        Response:    Dividends on Accellent preferred stock, including accrued dividends, are due when, as, and if declared by the board of directors. There is no requirement for the board of directors to declare dividends. MDMI has clarified language in note 10 on page F-29 and notes 16 and 17 on pages F-36 and F-37 to state that dividends must first be declared by the board of directors. MDMI has attached as Appendix A hereto a representatives example of the relevant dividend and conversion right terms of Accellent's Class A-5% Convertible Preferred Stock, which have been reproduced from the Accellent articles of incorporation, as amended.

        Accellent declared and paid $22.2 million of dividends in June of 2004. Approximately $20.2 million of these dividends are attributable to Accellent's Class A Convertible Preferred Stock. The proceeds from the sale by Accellent of its Class A Convertible Preferred Stock, which is treated by Accellent as permanent equity, have been advanced to MDMI as a contribution to capital and recorded by MDMI as additional paid-in capital. MDMI has no existing obligation to remit permanent equity to Accellent. As a result, the dividends attributable to the Accellent Class A Convertible Preferred Stock are neither allocated nor pushed down to MDMI.

        The portion of the dividends attributable to the Accellent Class C 8% Redeemable Preferred Stock, or $2.0 million, was pushed down to MDMI since these shares of Class C 8% Redeemable Preferred Stock have been pushed down to MDMI in accordance with SAB 54, Topic 5J, Question 3. MDMI's statement of operations for the nine months ended September 30, 2004 includes the $2.0 million of dividends declared and paid by Accellent as dividends on redeemable and convertible preferred stock of parent company. MDMI has revised the language in note 17 on page F-37 to indicate that the dividends were declared and accrued by Accellent in June of 2004.

Unaudited Consolidated Condensed Financial Statements—Page F-44

        19.   Comment: Include details of accounts which have changed significantly in amount or composition since the end of the most recently completed fiscal year. Also disclose events subsequent to the end of the most recent fiscal year that have occurred and had a material impact. See item 10-01(a)(5) of Regulation S-X. For instance, address the increase in your operating lease obligations from $10 million as of December 31, 2003 to $23 million as of September 30, 2004 and your other long-term liabilities which increased from $13,314,000 as of December 31, 2003 to $29,637,000 as of September 30, 2004.

        Response:    MDMI has complied with this comment by adding disclosure on pages 59 and 60 to address the noted increases, by revising note 3 on page F-52 to indicate the long-term and short-term amounts of accrued restructuring costs, and by adding new note 11, commitments and contingencies, on page F-57 to disclose the increase in lease obligations as a result of the acquisition of MedSource. There have been no other disclosable significant changes in accounts or subsequent events that have had a material impact on MDMI.

Note 2. Acquisitions—Page F-48

        20.   Comment: Please tell us the significant components of the acquired other current assets of $26,491,000. We note that this amount does not appear to be reflected in your financial statements as of September 30, 2004.

        Response:    The other current assets totaling $26,491,000 as disclosed in note 2 include accounts receivable of $24,134,000 and prepaid expenses and other current assets of $2,357,000. MDMI has revised the allocation disclosed in note 2 on page F-49 to separately state the amount allocated to accounts receivable, and changed the description of other current assets to prepaid expenses and other current assets.

        Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 454-2480 or to Michael Hammell at telephone number (303) 454-2412.

Sincerely,
/s/ CHRISTOPHER J. WALSH Christopher J. Walsh

Enclosures

cc:
Medical Device Manufacturing, Inc.

Appendix A

Terms of Accellent Class A-1 5% Convertible Preferred Stock

(Reproduced from the Articles of Incorporation of Accellent Inc., as amended)

        1.     Definitions.

        "Change in Ownership" means any sale, transfer or issuance or series of sales, transfers and/or issuances of shares of the Corporation's capital stock by the Corporation or any holders thereof which results in any Person or group of Persons (as the term "group" is used under the Securities Exchange Act of 1934, as amended), other than the holders of capital stock as of July 6, 1999 owning capital stock of Medical Device Manufacturing, Inc., a Colorado corporation, possessing the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board.

        "Class A Preferred Shares" means the Class A-1 Preferred Shares, the Class A-2 5% Convertible Preferred Stock, the Class A-3 5% Convertible Preferred Stock, the Class A-4 5% Convertible Preferred Stock, the Class A-5 5% Convertible Preferred Stock, the Class A-6 5% Convertible Preferred Stock, the Class A-7 5% Convertible Preferred Stock, the Class A-8 5% Convertible Preferred Stock, the Class AA Convertible Preferred Stock, the Class AB Convertible Preferred Stock and any Subsequent Class A Shares.

        "Class C Preferred Shares" means the Class C Redeemable Preferred Stock.

        "Common Stock" means the shares of the Corporation's common stock, par value $.01 per share, authorized under these Articles.

        "Fundamental Change" means: (a) any sale or transfer of more than fifty percent (50%) of the assets of the Corporation and its Subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the reasonable good faith judgment of the Board) in any transaction or series of transactions (other than sales in the ordinary course of business); and (b) any merger or consolidation to which the Corporation is a party, except for a merger in which the Corporation is the surviving corporation, the terms of the Class A-1 Preferred Shares are not changed and the Class A-1 Preferred Shares are not exchanged for cash, securities or other property, and after giving effect to such merger, the holders of the Corporation's outstanding capital stock possessing a majority of the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board immediately prior to the merger shall continue to own the Corporation's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board.

        "Junior Securities" means any capital stock or other equity securities of the Corporation other than Class A Preferred Shares and the Class C Preferred Shares.

        "Liquidation Value" of any Class A-1 Preferred Share as of any particular date shall be equal to $10.94.

        "Organic Change" shall have the meaning set forth under section 3(c) hereof.

        "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock corporation, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

        "Public Offering" means any offering by the Corporation of its capital stock or equity securities to the public pursuant to an effective registration statement under the Securities Act of 1933, as then in effect, or any comparable statement under any similar federal statute then in force.

        "Subsequent Class A Shares" means any duly authorized class or series of stock designated as Class A that (a) (i) has a per share purchase price equal to the per share liquidation value thereof (where the purchase price and liquidation value are as determined in the reasonable good faith judgment of the Board) or (ii) is issued in connection with bona fide debt financing and (b) (i) is otherwise identical with respect to priority, voting powers and conversion features and (ii) is otherwise identical or inferior with respect to dividend rights to the Class A-1 Preferred Shares, the Class A-2 5% Convertible Preferred Stock, the Class A-3 5% Convertible Preferred Stock, the Class A-4 5% Convertible Preferred Stock, the Class A-5 5% Convertible Preferred Stock, the Class A-6 5% Convertible Preferred Stock, the Class A-7 5% Convertible Preferred Stock and the Class A-8 5% Convertible Preferred Stock.

        2.     Dividends. The holders of Class A-1 Preferred Shares shall be entitled to receive cumulative dividends at the rate of 5% of Liquidation Value in preference to the payment of dividends on any Junior Securities, when, as, and if declared by the Board. Except with respect to dividends for which an adjustment is made pursuant to section 3(b) hereof, no dividends will be paid on any Junior Securities until dividends have been declared and paid on Class A-1 Preferred Shares. All holders of Class A Preferred Shares shall be pari passu with respect to their entitlement to receive dividends. After payment of all dividends on Class A-1 Preferred Shares, the holders of Class A-1 Preferred Shares shall be entitled to participate, on an as converted basis, with the outstanding Common Stock as to any dividends payable on the Common Stock. The date on which any share of Class A-1 Preferred Shares is initially issued by the Corporation (or its predecessor) shall be deemed to be its "date of issuance" regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share. Each certificate shall have a legend indicating the "date of issuance" for purposes of the dividend calculation referred to herein. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Class A Preferred Shares, such payment shall be distributed pro rata among the holders thereof based upon the number of Class A Preferred Shares held by each such holder.

        3.     Conversion.

  (a)
  Conversion Procedure.

            (i)    At any time and from time to time, any holder of Class A-1 Preferred Shares may convert all or any portion of the Class A-1 Preferred Shares held by such holder into 1.8 shares of Common Stock per each share of Class A-1 Preferred Shares (which gives effect to the 0.8 for one stock dividend declared on the Common Stock on February 23, 2001).

            (ii)   Except as otherwise provided herein, each conversion of Class A-1 Preferred Shares shall be deemed to have been effected as of the close of business on the date on which the certificate or certificates representing the Class A-1 Preferred Shares to be converted have been surrendered for conversion at the principal office of the Corporation. At the time any such conversion has been effected, the rights of the holder of the shares converted as a holder of Class A-1 Preferred Shares shall cease and the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

            (iii) Notwithstanding any other provision hereof, if a conversion of Class A-1 Preferred Shares is to be made in connection with a Public Offering, a Change in Ownership, a Fundamental Change or other transaction affecting the Corporation, the conversion of any Class A-1 Preferred Shares may, at the election of the holder thereof, be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such transaction has been consummated.

            (iv)  As soon as possible after a conversion has been effected (but in any event within five (5) business days in the case of subparagraph (A) below), the Corporation shall deliver to the converting holder:

              (A)  a certificate or certificates representing the number of shares of Common Stock issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified;

              (B)  payment in an amount equal to all accrued dividends with respect to each share converted which have not been paid prior thereto, plus the amount payable under subparagraph (ix) below with respect to such conversion; and

              (C)  a certificate representing any Class A-1 Preferred Shares that were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but that were not converted.

            (v)   If for any reason the Corporation is unable to pay any portion of the accrued and unpaid dividends on Class A-1 Preferred Shares being converted, such dividends may, at the converting holder's option, be converted into an additional number of shares of Common Stock determined by dividing the amount of the unpaid dividends to be applied for such purpose, by the fair market value of one share of Common Stock as determined in the reasonable good faith judgment of the Board.

            (vi)  The issuance of certificates for shares of Common Stock upon conversion of Class A-1 Preferred Shares shall be made without charge to the holders of such Class A-1 Preferred Shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of shares of Common Stock. Upon conversion of each share of Class A-1 Preferred Shares, the Corporation shall take all such actions as are necessary in order to insure that the Common Stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

            (vii) The Corporation shall not close its books against the transfer of Class A-1 Preferred Shares or of Common Stock issued or issuable upon conversion of Class A-1 Preferred Shares in any manner which interferes with the timely conversion of Class A-1 Preferred Shares. The Corporation shall assist and cooperate with any holder of Shares required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Class A-1 Preferred Shares hereunder (including, without limitation, making any filings required to be made by the Corporation).

            (viii)   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the conversion of the Class A-1 Preferred Shares, such number of shares of Common Stock issuable upon the conversion of all outstanding Class A-1 Preferred Shares. All shares of Common Stock that are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance).

            (ix)  If any fractional interest in a share of Common Stock would, except for the provisions of this subparagraph, be delivered upon any conversion of the Class A-1 Preferred

    Shares, the Corporation, in lieu of delivering the fractional share therefor, shall pay an amount to the holder thereof equal to the fair market value as determined in the reasonable good faith judgment of the Board of such fractional interest as of the date of conversion.

          (b)   Subdivision or Combination of Common Stock. If the Corporation at any time subdivides (by any stock split, stock dividend or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the amount of Common Stock each holder of Class A-1 Preferred Shares is entitled to upon conversion shall be proportionately increased. Conversely, if the Corporation shall at any time or from time to time combine the outstanding shares of Common Stock into a smaller number of shares, the amount of Common Stock each holder of Class A-1 Preferred Shares is entitled to upon conversion shall be proportionately decreased.

          (c)   Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction, in each case that is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Corporation shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of at least two-thirds of the Class A-1 Preferred Shares then outstanding) to insure that each of the holders of Class A-1 Preferred Shares shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Class A-1 Preferred Shares, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Class A-1 Preferred Shares immediately prior to such Organic Change. In each such case, the Corporation shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of at least two-thirds of the Class A-1 Preferred Shares then outstanding) to insure that the provisions of this Section 8 hereof shall thereafter be applicable to the Class A-1 Preferred Shares (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Corporation, an immediate adjustment in the number of shares of Common Stock acquirable and receivable upon conversion of Class A-1 Preferred Shares, if the value per share of common stock so reflected is less than the value of the Common Stock (as reasonably determined by the Board) in effect immediately prior to such consolidation, merger or sale). The Corporation shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the holders of at least two-thirds of the Class A-1 Preferred Shares then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (d)   Mandatory Conversion. The Corporation may at any time require the conversion of all of the outstanding Class A-1 Preferred Shares upon the closing of a firmly underwritten public offering of shares of Common Stock.